

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Jonathan Solomon
Chief Executive Officer
BiomX Inc.
22 Einstein St., 4th Floor
Ness Ziona, Israel 7414003

> **Re: BiomX Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 28, 2024**
> **File No. 001-38762**

Dear Jonathan Solomon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alla Digilova, Esq.